October 25, 2018


Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

       Re:    OBITX, Inc.
              Amendment No. 6 to Registration Statement on Form S-1 Filed September 19, 2018
              File No. 333-222978

Dear Mr. Mardikian:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2018 letter.

General

1. We note that altCUBE, Inc., a subsidiary that you founded in June 2018, "enabl[es]
       access to the financial crypto global market" and, according to its website, "provide[s]
       credit and debit card processing for . . . cryptocurrency mining, trading platforms, and
       ICOs." Please briefly describe altCUBE's services and explain how they fit your business strategy in the Business section of the prospectus. Clarify whether altCUBE is a money transmitter that must comply with FinCEN registration and state licensing requirements, and if so, describe the effects of those governmental regulations on the business. In this regard, we note your reference to "payment processors" in the regulatory discussion on page 43. Refer to Item 101(h)(4) of Regulation S-K. In the
       Management section of the prospectus, disclose that Mr. Mardikian serves as the chief executive officer of altCUBE, and identify altCUBE as your subsidiary in such disclosure. Refer to Item 401(e) of Regulation S-K. Finally, file a list of all your
 Alex Mardikian
OBITX, Inc.
October 25, 2018
Page 2

       subsidiaries as an exhibit to the registration statement pursuant to
Item 601(b)(21) of
       Regulation S-K.

2. Your revised disclosure in Note 5 to the unaudited financial statements on page F-22 suggests that you accepted payment from Render Payment, LLC in the form of RPM tokens and did not convert such tokens into fiat currency after receipt because you believe you "will make more by holding [them]." Please reconcile this disclosure with your balance sheet as of July 31, 2018, which indicates that the payment from Render
       Payment remains outstanding. If you accepted RPM tokens for payment after July 31,
       2018, please revise your subsequent events disclosure in Note 10 and your disclosure on pages 45 and 46 that you will continue to monitor the progress of the RPM tokens without accepting payment. Finally, advise how this disclosure is consistent with your revised disclosure in response to comment 2 of our letter dated August 22, 2018 that it "is not your intent to hold digital assets for investment[]."

Capitalization, page 37

3. Your Capitalization table does not total appropriately. Please revise or advise.

Business Strategy, page 40

4. We note you generally refer to the "consulting services" that ICOMethod provides to clients that you introduce. Please specifically describe each of the services that it provides. Refer to prior comment 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Period Ended July 31, 2018, page 49

5. In view of the lack of revenues in the three month period ended July 31, 2018, revise your MD&A to discuss any related trends, events or uncertainties that are reasonably likely to impact future results of operations or financial position. See
Item 303(a)(3) of
       Regulation S-K for further guidance.

Executive Compensation, page 51

6. The summary compensation table indicates that you have not paid any compensation to
       Mr. Rosenberg. It appears, however, that you paid Mr. Rosenberg $3,500 per month since November 1, 2017, for his services as a director pursuant to a consulting agreement.
       Please revise. Disclose the material terms of the consulting agreement or provide a cross-
       reference to such disclosure on page F-23. Refer to Item 402(r) of Regulation S-K.
       Finally, file the consulting agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
 Alex Mardikian
OBITX, Inc.
October 25, 2018
Page 3

Security Ownership of Certain Beneficial Owners and Management, page 52

7. We note the disclosure regarding the beneficial ownership of your common stock does not account for MCIG's right to convert each share of Series A Preferred Stock into 50 shares of common stock. Please revise. Refer to Instruction 2 to Item 403 of Regulation
       S-K and Rule 13d-3 of the Exchange Act.

Notes to Financial Statements for the interim period ended July 31, 2018

Note 10. Subsequent Events, page F-25

8. Revise to re-number this footnote and the previous footnote Warrants on page F-24 so that they are in sequential order.

9. Revise to include discussion of the 10 ATMs purchased in May 2018 in another footnote, as this transaction is not a subsequent event as of July 31, 2018.

10. We note you now own 62 ATM machines as compared to the 35 machines you previously owned. Please revise to disclose when these additional 27 ATM machines
       were purchased and the total price paid for them.

11. Revise to include discussion of your subsidiaries created in May and June 2018, respectively, in another footnote as these transactions were not subsequent events as of
       July 31, 2018. Revise to disclose the capitalization and percentage ownership of these subsidiaries.
 Alex Mardikian
OBITX, Inc.
October 25, 2018
Page 4

        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-
3735.

                                                           Sincerely,

                                                           /s/ Jan Woo

                                                           Jan Woo
                                                           Legal Branch Chief
                                                           Office of
Information
                                                           Technologies and
Services

cc:    Thomas G. Amon
       Law Office of Thomas G. Amon